FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	English translation of letter to the National Securities Commission dated February 11, 2011

Buenos Aires, February 11, 2011.

Messrs.
National Securities Commission

Ref.: Information Article 2, Chapter XXI of the Rules – Supplementary Note

We notify the following:

The purpose of this letter is to comply with the requirements set forth under Article 2 of Chapter XXI of the Rules of the National Securities Commission.

Therefore, we attach the letter sent to the Buenos Aires Stock Exchange providing information in this respect.

Yours sincerely,

Guillermo Reda Market Relations Officer

Buenos Aires, February 11, 2011.

Messrs.
Buenos Aires Stock Exchange

Attn. Mrs. Nora Ramos
Ref.: Information Article 2, Chapter XXI of the Rules — Providing additional information No. 00158538

We notify the following:

The purpose of this letter is to comply with the requirements.

Therefore, we hereby inform that the Company was informally notified today of the court decrees “Karcz, Miguel Angel and Other vs. REPSOL YPF S.A.- YPF S.A. - NATIONAL STATE (Ministry of Economy)- Declaration of Certainty” (File 2-K-2010), pursuant to which a preliminary injunction has been granted by the judge, ordering that those sales of shares of YPF S.A. and/or any other securities transactions that involve the sale, assignment or transfer of the shares of YPF. S.A. Argentine subsidiary, where the plaintiff and other beneficiaries of the employee share ownership plan (Programa de Propiedad Participada), organized under the Federation of Former Employees of YPF S.A., are not involved or are not a party thereto, be suspended.

We hereby inform you that the Company has filed an Appeal against such decision, justifying its request, and has requested that the injunction be suspended.  It should be noted that the decision referred to above is not final yet.

In addition, we have argued that the injunction should be revoked, among other reasons because such injunction seems excessive, implausible, inadmissible, and irrational, and does not bear any patrimonial proportion with the alleged right that it intended to protect, being this type of general measure excessive.  In addition, the claim brought by the plaintiff is barred by the statute of limitations and the plaintiff has previously declined to file a claim against YPF S.A and Repsol YPF S.A.

For the reasons explained above, we request to this Exchange that it immediately allows trading to resume.

Yours sincerely,

Mauro Dacomo
Attorney in fact General Counsel YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 11, 2011	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer